UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-42269

Galaxy Payroll Group Limited

25th Floor, Ovest,

77 Wing Lok Street,

Sheung Wan, Hong Kong

+852 3105 2611

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Notice of Regained Compliance with Nasdaq Listing Rules

As previously disclosed, on March 17, 2025, Galaxy Payroll Group Limited (the “Company”) received a letter from the Listing Qualifications staff of The Nasdaq Stock Market (“Nasdaq”) notifying the Company that the bid price of the Company had closed at less than $1 per share over the previous 30 consecutive business days, and, as a result did not comply with Listing Rule 5550(a)(2). Nasdaq has provided the Company with an 180 calendar days compliance period, or until September 15, 2025, in which to regain compliance with Nasdaq continued listing requirement. On September 16, 2025, the Company received a letter from Nasdaq, notifying the Company that Nasdaq has determined the Company is eligible for an additional 180 calendar day period, or until March 16, 2026, to regain compliance with the minimum bid price of $1 per share requirement pursuant to the continued listing requirement of Nasdaq under Nasdaq Listing Rules 5550(a)(2).

On September 22, 2025, the Company received formal notification from Nasdaq, that the Company has regained compliance with the Nasdaq Minimum Bid Price Requirement. Nasdaq made this determination of compliance after the closing bid price of the Company’s ordinary shares was at $1.00 per share or greater for the last 10 consecutive business days from September 8 to September 19, 2025. Accordingly, the Company has regained compliance with Nasdaq Listing Rule 5550(a)(2), and the prior bid price deficiency matter is now closed.

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GALAXY PAYROLL GROUP LIMITED

By:	/s/ Wai Hong Lao
Name:	Wai Hong Lao
Title:	Chief Executive Officer

Date: September 23, 2025

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press release

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